March 15, 2024

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baird Medical Investment Holdings Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed January 19, 2024
File No. 333-274114

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated February 6, 2024 (the “Comment Letter”), regarding Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Baird Medical Investment Holdings Limited (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on January 19, 2024.

The Company has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 3. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4 filed January 19, 2024

Risk Factor Summary, page 14

1.	Comment: We note your revised disclosure in narrative form on page 14 in response to prior comment 4, which we reissue in part. Please reformat your revised disclosure relating to the risks that having the majority of the company’s operations in China pose to investors, including but not limited to the risks arising from the legal and regulatory system in China, into a bullet point format that is consistent with this section. For such risk factors describing the significant regulatory, liquidity, and enforcement risks, please also include cross-references to the more detailed discussion of each of the relevant risks in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the on page 14 of Amendment No. 3 in response to the Staff’s comment to put the risk factors into a bullet point format and to add cross references thereto.

Q: What equity stake will current stockholders of ExcelFin and Baird Medical hold...?, page 22

2.	Comment: We note your response to prior comment 6, which we reissue in part. Please also expand your disclosure to clarify whether it is possible that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 - 25, 50 - 51, 70 - 71, 77 - 78 and 223 - 224 of Amendment No. 3 in response to the Staff’s comment. The Business Combination Agreement has been amended to eliminate the requirement that $15.0 million in ExcelFin Closing Cash remain in the Trust. Both the ExcelFin Certificate of Incorporation and the Business Combination Agreement require that pro forma net tangible assets at Closing equal at least $5,000,001 (the “Net Tangible Assets Test”). Pro forma net tangible assets will be increased by the proceeds if any, of the PIPE Investments (as of the date of this letter, no PIPE Investors have committed to purchase such securities). In addition, application of the Net Tangible Assets Test to determine Maximum Redemptions (assuming zero in PIPE Investment) would result in negative cash available at Closing, based upon the June 30, 2023 pro forma balance sheet. Also, Closing is conditioned upon the PubCo Ordinary Shares being approved for listing on Nasdaq, which will require, among other things, PubCo having at least 300 round-lot holders and $15.0 million in freely tradable shares. Consequently, to the extent that any PubCo Ordinary Shares are issued in the PIPE Investment, the maximum number of shares redeemed could be increased, subject to the minimum amount necessary to meet Nasdaq listing standards. Since the ability of the parties to close the Transactions based upon the number of shares of Class A Common Stock remaining outstanding at Closing is subject to a number of interdependent variables, the Maximum Redemptions Number assumes that at least $11,742,456 remains in the Trust Account following all redemptions (sufficient to ensure that pro forma cash does not go below zero), and the maximum number of redeemed shares is that amount divided by $10.39 per share.

Manufacture License, page 39

3.	Comment: We note your revised disclosure in response to prior comment 9 refers to the updates and revisions to the 2022 Supervisory and Administrative Measures for Production. Please expand your disclosure relating to such updates and revisions to the 2022 Supervisory and Administrative Measures for Production and clarify, if true, that you are subject to and in compliance with such regulation. We refer to your disclosure on page 304.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 40, 321 – 322 and 324 of Amendment No. 3 in response to the Staff’s comment to expand its disclosure relating to the updates and revisions to the 2022 Supervisory and Administrative Measures for Production and reflect that the Company is subject to and in compliance with the 2022 Supervisory and Administrative Measures for Production.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

4.	Comment: Please address your accounting for each of the following transactions as well as what consideration was given as to how they should be reflected in your pro forma financial information:

•	In connection with the extension of the expiration date of ExcelFin to October 25, 2023, the Sponsor agreed to transfer 1,250,000 founder shares upon the closing of the Business Combination to certain parties who agreed not to redeem their ExcelFin public shares in connection with that extension;

•	At Closing, the Sponsor will be issued 3,150,00 PubCo Ordinary Shares and 1,350,000 Earnout Shares and the transferees will be issued 1,250,000 PubCo Ordinary Shares;

•	On October 25, 2023, the Sponsor exercised its right to convert all of the founder shares into an equal number of shares of ExcelFin Class A Common Stock; and

•	The Sponsor paid an aggregate of $11,700,000 for 11,700,000 private placement warrants in connection with the IPO. In connection with the Business Combination Agreement, the Sponsor has agreed to surrender all of the private placement warrants for no additional consideration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 - 73, 78 and 80 of Amendment No. 3 in response to the Staff’s comment.

•	With respect to the transfer by the Sponsor of 1,250,000 founder shares upon the closing of the Business Combination to certain parties who agreed not to redeem their ExcelFin public shares in connection with the extension, the Company has revised the Pro Forma Balance Sheet to reflect the fair value of the transferred 1,250,000 founder shares as an expense in accordance with SEC Staff Accounting Bulletin 5T. See adjustment M on page 80 of Amendment No. 3.

•	With respect to the issuance of 3,150,00 PubCo Ordinary Shares and 1,350,000 Earnout Shares to the Sponsor and the issuance of 1,250,000 PubCo Ordinary Shares to the transferees: the 3,150,000 PubCo Ordinary Shares are reflected in adjustment G; the 1,350,000 PubCo Ordinary Shares are reflected in adjustment G and the earnout fair value liability is reflected in adjustment J; and the 1,250,000 PubCo ordinary Shares are discussed immediately above and are reflected in adjustment M.

•	With respect to the conversion of founder shares into an equal number of shares of ExcelFin Class A Common Stock, this conversion is already reflected in adjustment G.

•	With respect to the Sponsor’s surrender of 11,700,000 private placement warrants, the pro forma financial information has been revised to reflect the fair value of the surrendered warrants as an expense in accordance with SEC Staff Accounting Bulletin 5T. See adjustment N.

5.	Comment: Regarding your response to prior comment 10, we note your conclusion that since “the change in control provision that accelerates the vesting is not based on the stock price or another fixed-to-fixed adjustment” then equity classification is precluded. Please provide further elaboration regarding the basis for this conclusion. Also, please clarify for us whether there are any circumstances under which the earnout obligation would be settled in cash or whether the number of shares issued because of a change in control would be variable.

Response: The Company acknowledges the Staff’s comment. The Company considered the equity classification conditions in ASC 815-40-25. To qualify for equity treatment, the Sponsor Earnout Shares provisions can only include assumptions in a fixed- to-fixed model, such as strike price and term of the instrument, expected dividends or other dilutive activities, stock borrowing fees, Interest rates, stock price volatility, the entity’s credit spread and the ability to maintain a standard hedge position in the underlying shares.

The Sponsor Earnout Shares provisions in the Sponsor Support Agreement include the following:

“7. Earnout Shares (b) In the event that there is a Change of Control of PubCo after the Effective Time and prior to the date that is the fifth anniversary of the Effective Time, the Earnout Shares (to the extent not already fully vested in connection with the Triggering Event) shall become fully vested immediately prior to such Change of Control, such that the holders of the Earnout Shares shall be entitled to receive in such Change of Control the consideration which would have been issuable or payable to them in such Change of Control (including the right to elect to receive different forms of consideration) if they had held the Earnout Shares immediately prior to the consummation thereof.”

The above change in control provision is not an assumption in the fixed-to-fixed model. Therefore the Company concluded that the Sponsor Earnout Shares did not qualify for equity treatment as the Sponsor Earnout Shares provisions contained a change of control feature, which is not an assumption in the fixed-to-fixed model.

There are 1,350,000 Sponsor Earnout Shares. There is one trigger in the provisions that results in the earning of the shares — a specific stock price. As such, there is no variability in the number of shares issued under the earnout provision. Further, there are no circumstances where the earnout would be settled in cash.

Comparative Share Information, page 76

6.	Comment: We note your response to comment 11. As previously requested, please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A of the Form F-4, or help us understand why it is not provided. Please refer to Instruction 1 to which states that equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 84 - 85 of Amendment No. 3 in response to the Staff’s comment. Tycoon has one share outstanding, and pursuant to the Business Combination Agreement and Share Contribution, on August 3, 2023, Baird Medical contributed that one share it held in Tycoon to PubCo in exchange for 20,588,235 PubCo Ordinary Shares that were not subject to redemption. Therefore, the exchange ratio for the following per share amounts is determined by dividing 20,588,235 by the weighted average shares outstanding, basic and diluted, in each redemption scenario set forth below, namely 27,268,440, 26,703,356 and 26,138,272, making the exchange ratio 0.755, 0.771 and 0.788. The amounts in the corresponding columns have been adjusted to reflect the foregoing.

Certain Unaudited Baird Medical Prospective Financial Information, page 98

7.	Comment: We note your revised disclosure in response to comment 15, including on page 190 that, “On April 10, 2023, ExcelFin received a financial package consisting of Baird Medical audit reports for the years 2019-2022 and a financial forecast for 2023-2025 from Baird Medical’s advisors.” Please clarify whether the forecast received on April 10, 2023 is the same as the prospective financial information described in this section. If not, please disclose the relevant forecast and provide the assumptions underlying the forecast. In addition, please explain the difference in assumptions underlying two different sets of prospective financial information, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 197 - 198 to correct that the “financial package” was initially received by ExcelFin in the virtual data room on February 21, 2023, and on April 10, 2023, a call was held to review such financial package. The Company has clarified that Baird Medical and ExcelFin worked collaboratively between May 30, 2023 and June 18, 2023 to refine the assumptions and analyses for the projections for 2023 and 2024, which culminated in the projections included in the Registration Statement in the section titled “Certain Unaudited Baird Medical Prospective Financial Information.” Such projections were the only projections considered by the ExcelFin Board when evaluating the Business Combination at the time of its approval, and the assumptions and analyses underlying those projections are detailed in such section of the Registration Statement. Disclosure has also been made regarding the original projections, as well as the differences in the assumptions underlying the original projections and the projections reviewed by the ExcelFin Board as part of the approval of the Business Combination.

Risks Related to Doing Business in China, page 107

8.	Comment: We note your revised disclosure in response to prior comment 13, which we reissue in part. We are concerned that the noted disclosures below mitigate the challenges you face as you continue to state that the PRC government:

•	“has implemented measures emphasizing the utilization of market forces for economic reform and the establishment of improved corporate governance in business enterprises, the PRC government continues to play a significant role in regulating industry development by improving industrial policies,”

•	intervenes to “optimize China’s economy,”

•	has implemented various measures to “encourage economic growth,” and

•	“strengthens” the supervision on overseas listings

Please remove or revise the disclosure noted above to clearly describe the material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. You should provide specific disclosures regarding the legal and operational risks associated with your operations, consistent with the guidance in our Sample Letter to China-Based Companies issued on December 20, 2021, and our Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17, 2023. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We do not believe the disclosures noted above sufficiently convey this risk.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 116 – 119 of Amendment No. 3 in response to the Staff’s comment.

9.	Comment: As a related matter, where you disclose throughout this section that certain rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect your business and results of operations, please disclose that these regulations could materially affect your business and results of operations. Make conforming changes to your disclosures throughout this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 16, 116 - 119 and 124 - 126 of Amendment No. 3 in response to the Staff’s comment.

Background of the Business Combination, page 186

10.	Comment: We refer to the third bullet point in your response to prior comment 17 that on June 22, 2023, ExcelFin agreed to a $20 million increase in valuation based on the completion of due diligence by ExcelFin’s management on Baird Medical’s business and the results of ExcelFin’s comparable company analysis. Please revise your disclosure on page 194 to discuss in more detail the basis for the ExcelFin management’s decision to agree to a $20 million increase in valuation as a result of the due diligence and comparable company analysis.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 200 to provide more detail regarding ExcelFin management’s decision to agree to a $20 million increase in valuation.

11.	Comment: We note your response to prior comment 18, including your response that the due diligence summaries were prepared by ExcelFin’s advisors to assist ExcelFin in its due diligence of certain aspects of Baird Medical’s business based on each advisor’s respective expertise. Please revise to clarify whether each of your advisors’ findings and conclusions were those of ExcelFin or of each such advisor. If the latter, please provide additional analysis as to why none of these summaries is a “report, opinion, or appraisal materially relating to the transaction” pursuant to Item 4(b) of Form F-4 and provide additional analysis as to why a consent is not required from each such professional advisor. Refer to Rule 436 and Securities Act Section 7.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 196, 197, 198 - 199 to clarify that each of the due diligence findings and conclusions were those of ExcelFin management.

12.	Comment: We note your revised disclosure in response to comment 16, including your discussion of the breakup fee and limited triggering events. Please disclose the triggering events and amount of the breakup fee, including how each of the same evolved throughout negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 195, 197, 199 and 200 to provide more detail regarding the negotiations surrounding the events triggering payment of the breakup fee and the amount of the breakup fee.

Research and Development, page 273

13.	Comment: We note your revised disclosure on page 283 in response to prior comment 25 that Baird Medical sponsored the clinical trials and paid certain hospitals to conduct such trials pursuant to the collaboration agreements. You also disclose on page 278 that you entered into collaboration agreements with three hospitals. Please clarify whether the collaboration agreements referenced are separate from the collaboration agreements entered into with Nanjing Huitong Medical Technology Co., Ltd. and Zhuhai People’s Hospital, and if so, please discuss the material terms of collaboration agreements and file such agreements that are currently in effect as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 296 - 299 and 305 of Amendment No. 3 in response to the Staff’s comment. The Company respectfully advises the Staff that the collaboration agreements with hospitals referenced in response to prior comment 25 are not the same research collaboration agreements discussed under the section titled “Research and Development – Collaborators.” To clarify, the Company enters into research collaboration agreements with research collaborators. The research collaborators then enter into separate clinical trial agreements with hospitals, and the hospitals conduct the clinical trial, complete the clinical observations and provide the case report. The Company may or may not be a party to the separate clinical trial agreement depending on the specific circumstances of the clinical trial.

As an illustration, the Company entered into the NH Collaboration Agreement with the research collaborator NH as disclosed on pages 296 – 297 of Amendment No. 3. With respect to the thyroid nodule clinical trials stipulated under such collaboration agreement, NH executed separate clinical trial contracts or project entrustment research contracts (as appropriate) with the Company and each of Jiangxi Cancer Hospital, Lishui People’s Hospital and Zhuhai People’s Hospital. These agreements are referred to on pages 293 – 294 of Amendment No. 3 and were entered into pursuant to the NH Collaboration Agreement. The material terms of such clinical trial contracts or project entrustment research contracts have been disclosed on pages 293 – 294 of Amendment No. 3. The Company respectfully notes that the contracts with Jiangxi Cancer Hospital and Lishui People’s Hospital have expired and are no longer in effect. Although the clinical trial which is the subject of the equipment clinical trial agreement with Zhuhai People’s Hospital has been completed, such agreement is still in effect and has been filed as Exhibit 99.7 to Amendment No. 3.

14.	Comment: We note your revised disclosure on page 289 in response to prior comment 26 that the relevant research findings report for your thyroid nodule clinical trial was finalized on July 20, 2020. You also disclose on page 260 that the research and development and clinical trials for breast lump and thyroid nodule products in the E.U. is “well-advanced,” but that additional studies and clinical evaluation research is needed to meet EU MDR requirements. Please revise your disclosure in this section and elsewhere to clarify the status of your clinical studies and research for each of your products in different jurisdictions. Please also revise to disclose, where appropriate, your plans to appoint additional hospitals with respect to your breast lump and pulmonary nodules clinical trials, as disclosed in your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 274, 276, 305 and 341 of Amendment No. 3 in response to the Staff’s comment.

15.	Comment: We note your revised disclosure relating to your collaboration agreement with Nanjing Forestry University. You disclose on page 282 that pursuant to a commercial agreement with Nanjing Forestry University, you own all rights to the utility patent relating to a device for reducing magnetron power fluctuations that was registered on August 24, 2021. Please expand your disclosure to provide a brief description of the material terms of such commercial agreement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 298 – 299 of Amendment No. 3 in response to the Staff’s comment. To clarify, the “commercial agreement” is a verbal agreement which provides that Nanjing Changcheng shall own all rights in the utility patent CN 202022881052.8 (a device for reducing magnetron power fluctuations) in its entirety, and no royalty payments shall be made to NF.

Baird Medical's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 323

16.	Comment: We note your revised disclosure on page 324 in response to prior comment 32 that you expect to apply for certification for breast lump and thyroid nodule products in the E.U. in the “near future,” and will seek to launch such product lines thereafter. Please revise to clarify the expected timeline for your breast lump and thyroid nodule products. We refer to your disclosure on pages 91 and 260.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 274, 276 and 341 of Amendment No. 3 in response to the Staff’s comment to reflect that the Company expects to submit its EU CE certification materials in December 2024 and obtain the applicable registration certificates in 2025 or the beginning of 2026 based on the average timeline currently observed in the EU.

Operating Activities, page 331

17.	Comment: We note your response to prior comment 33, which we reissue. Please revise your disclosure to include your response in the registration statement accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 347 of Amendment No. 3 in response to the Staff’s comment.

Executive Compensation of Baird Medical, page 334

18.	Comment: Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 353 – 354 of Amendment No. 3 in response to the Staff’s comment.

Financial Statements, page F-1

19.	Comment: We note your response to comment 36. As previously requested, please also provide financial statements of the registrant, Baird Medical Investment Holdings Limited pursuant to Item 14(h) of the Form F-4. Please also include the registrant in a separate column in the pro forma financial information provided.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-4 – F-7 of Amendment No. 3 in response to the Staff’s comment.

Note 21. Subsequent Events, page F-36

20.	Comment: We note your response to comment 38. In a similar manner to your response, please clarify in your disclosures which entity these preferred shares are related to and any impact the settlement had on Baird Medical Holdings Limited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-43 - F-44 and F-73 of Amendment No. 3 in response to the Staff’s comment. The Company respectfully advises the Staff that the preferred shares are equity of Betters Medical Investment Holdings Limited, the parent of Tycoon. Such entity is not within the scope of the listing group before or after the merger. The settlement has no impact on Baird Medical Investment Holdings Limited’s financial statements.

Note 3 - Accounts Receivable, Net, page F-55

21.	Comment: We note your response to comment 39. Please address the following:

•	Please provide a table in MD&A that disaggregates the aging of your June 30, 2023 accounts receivable based on the number of days between the dates the receivables were initially recognized and the Balance Sheet date. In this regard, it does not appear that your standard repayment policy terms are being consistently applied; and

•	We note that all accounts receivable are expected to be recovered within one year. Of the $25 million in accounts receivable at December 31, 2022, you have collected $18.3 million in one year. This results in a remaining balance of approximately $7 million compared to an allowance for credit losses of only $1 million. Please help us better understand how you determined that your allowance was adequate given that it appears approximately 28% of your accounts receivable balance is not recovered for more than a year. We also note that there are only $205k of accounts receivable which were over a year in the aging analysis provided as of June 30, 2023; this indicates that there has been a recent significant decline in the aging of your accounts receivable. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 347 - 348, 350, F-28 and F-63 of Amendment No. 3 in response to the Staff’s comment. The Company respectfully notes that the aging of June 30, 2023 accounts receivable based on the number of days between the dates the receivables were initially recognized and the Balance Sheet date is as follows:

As June 30, 2023
Within 90 days	$8,581,671
Between 3 and 6 months	2,514,177
Between 6 months and a year	12,242,228
More than 12 months	464,995
Total	$23,803,071

The aging of the above table is different from the aging disclosed in Note 3 (“Note 3”) on page F-63 of Amendment No. 3, which is calculated from the expiration date of the customer’s credit terms. The Company generally grants trade debtors a credit period of 30 to 90 days. If accounts receivable of a customer is not yet aged beyond the credit period, the aging of the receivable will be classified as not overdue under the aging analysis of Note 3.

The standard of repayment policy terms is being consistently applied which is a credit period of 30 to 90 days. In 2022 and before, the standard is broadly in line with this repayment policy, and the payback cycle would not vary much from the credit term. But after the pandemic, due to the macro-environmental impact, the overall repayment schedule of the clients was later than agreed upon. The management of the Company expects to be back to normal in 2024.

The Company draws credit losses of $0.6 million at the following rates based on aging by due days and considering historical bad debts and forward-looking indicator adjustment. Based on historical actual bad debts, there were not many uncollectible receivables during the historical period.

	Total accounts receivable as of December 31, 2022	CECL rate	Total credit losses
Not Overdue	$12,250,013	1.4%	$166,654
Within 90 Days	6,148,246	0.6%	37,831
Between 3 and 6 months	5,287,519	0.9%	49,843
Between 6 and 9 months	793,149	5.1%	40,162
Between 9 months and a year	353,051	49.1%	173,194
Over a year	184,330	96.0%	176,984
Total	$25,016,309	2.6%	$644,669

At the date of the financial statements, management expected accounts receivable to be collected within one year based on the historical payment record of the customers. Out of the above unrecovered direct customers, those that accounted for 49% of the unrecovered amount were from two public listed companies in China, a good reputation medical device company, and a top hospital, respectively. Subsequently, customers were taking longer to pay back accounts receivable due to pandemic.

In the subsequent periods in which the financial statements as of December 31, 2022 are prepared, the Company provided Current Expected Credit Loss ("CECL”) rate with 96% and 49.1% for accounts receivables aged overdue a year and between 9 months and a year, respectively. Based on the overdue status of the receivables at that time, and after communication with the customers on the repayment schedule and evaluate the repayment willingness and ability, the Company had accrued adequate CECL.

As at June 30, 2023, there has been no significant decline in accounts receivable overdue for one year based on the credit terms of customers. Please refer to the table below for the breakdown.

	June 30, 2023	December 31, 2022
	(Unaudited)
Not Overdue	$7,856,236	$12,250,013
Within 90 days	3,234,261	6,148,247
Between 3 and 6 months	10,837,749	5,287,519
Between 6 months and a year	1,669,024	1,146,200
Over a year	205,801	184,330
	$23,803,071	$25,016,309

Note 19 - Subsequent Events, page F-65

22.	Comment: We note your response to comment 40. Please address the following:

•	As previously requested, please disclose how you are accounting for the $1.6 million reassignment of Ms. Lu’s loan; and

•	It appears that adjustment (L) to the pro forma balance sheet includes multiple components, including the repayment of this loan. Please separately identify each component in your disclosures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-44 and F-73 of Amendment No. 3 in response to the Staff’s comment. The Company respectfully notes that, as to the first bullet point, such reassignment of Ms. Wu’s loan was booked as an “Other receivables” in August 2023, and was cleared to zero after the settlement was received. As to the second bullet point, Footnote L has been expanded to provide: $1.3 million in receivables from related parties, which is comprised of: $1.5 million due from Ms. Wu, and $0.2 million payable to Ms. Wu. And in August 2023, the $1.5 million receivable was fully repaid, hence $0.2 million was shown separately as a payable to Ms. Wu as a related party.

General

23.	Comment: We acknowledge your response to prior comment 42, which we reissue in part. We note that your investor presentation discloses 34 pending patent applications on slide 29. However, we also note your disclosure on pages 257 and 292 that you currently have 33 pending patent applications. Please advise or revise your disclosure to address this inconsistency accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the correct number of pending patent applications is 33. Therefore, the Company has not made any changes to the disclosure in Amendment No. 3 but will correct the number of pending patents in the investor presentation in a subsequent filing of an updated investor presentation.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Wu Haimei (Baird Medical Investment Holdings Limited)